UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Bilibili Inc.

(Name of Issuer)

Class Z ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G10970112*

090040106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	CUSIP number G10970112 has been assigned to the Class Z ordinary shares of the Issuer, par value US$0.0001 per share.
**

CUSIP number 090040106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on Nasdaq Global Select Market under the symbol “BILI.” Each ADS represents one Class Z ordinary share, par value US$0.0001 per share.

CUSIP No. G10970112

1.	Name of Reporting Person CHEN Rui
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,928,751. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,928,751. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,928,751. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 14.2%. See Item 4.
12.	Type of Reporting Person IN

CUSIP No. G10970112

1.	Name of Reporting Person Vanship Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,794,806. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,794,806. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,794,806. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 14.1%. See Item 4.
12.	Type of Reporting Person CO

CUSIP No. G10970112

1.	Name of Reporting Person Windforce Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 133,945. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 133,945. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,945. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%. See Item 4.
12.	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

Bilibili Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China.

Item 2(a).	Name of Person Filing:

CHEN Rui, Vanship Limited and Windforce Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the Reporting Persons is c/o Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China.

Item 2(c).	Citizenship:

CHEN Rui is a citizen of the People’s Republic of China. Vanship Limited is a British Virgin Islands company. Windforce Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Class Z ordinary shares, par value US$0.0001 per share, of the Issuer. The Issuer’s ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class Y ordinary shares are convertible at any time by the holder thereof into Class Z ordinary shares on a one-for-one basis. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

CUSIP number G10970112 has been assigned to the Class Z ordinary shares of the Issuer, par value US$0.0001 per share. CUSIP number 090040106 has been assigned to ADSs of the Issuer, each representing one Class Z ordinary share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
CHEN Rui	49,928,751	14.2	% (2)	44.7	% (3)	49,928,751	(1)	0	49,928,751	(1)	0
Vanship Limited	49,794,806	14.1	% (2)	44.6	% (3)	49,794,806	(4)	0	49,794,806	(4)	0
Windforce Limited	133,945	0.0	%(2)	0.0	% (3)	133,945	(5)	0	133,945	(5)	0

(1)

Represents (i) 49,299,006 Class Y ordinary shares and 495,800 Class Z ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in the Issuer, and, except for Mr. Chen, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Chen is incapacitated, has released his authority or nominated another person to have such authority in his place. Windforce Limited is controlled by Mr. Chen.

(2)

The percentage of class of securities beneficially owned by each Reporting Person is based on 83,715,114 Class Y ordinary shares and 268,204,838 Class Z ordinary shares of the Issuer outstanding as of December 31, 2020 based on the information provided by the Issuer.

(3)

For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class Z and Class Y ordinary shares as a single class. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

(4)	Represents 49,299,006 Class Y ordinary shares and 495,800 Class Z ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands.
(5)	Represents 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

CHEN Rui

/s/ CHEN Rui

Vanship Limited

By:	/s/ CHEN Rui
	Name:	CHEN Rui
	Title:	Director

Windforce Limited

By:	/s/ CHEN Rui
	Name:	CHEN Rui
	Title:	Director